UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization CNPJ/ME nº 76.535.764/0001-43 NIRE 33.3.0029520-8 Publicly-held Company

NOTICE TO THE MARKET

Oi SA - In Judicial Reorganization (“Oi” or the “Company”) informs its shareholders and the market in general that it has entered into a promissory purchase and sale agreement for its property, located at Rua General Polidoro nº 99, Botafogo, in the city of Rio de Janeiro (the “Property”), to Alianza Gestão de Recursos Ltda., for the amount of R$ 120.5 million (the “Transaction”), continuing its plan to sell non-core assets, in line with the provisions of its Judicial Reorganization Plan and its Strategic Plan, all of which have already been widely disclosed by the Company.

The Transaction was authorized by the 7th Corporate Court of the State of Rio de Janeiro (the “Judicial Reorganization Court”), after the favorable opinion of the Public Prosecutor Office of the State of Rio de Janeiro ("MPE") and the Judicial Administrator. In addition, the National Telecommunications Agency - Anatel confirmed the removal of the Property from the Company's List of Reversible Assets.

The effective transfer of ownership of the Property and the receipt of the purchase price  shall occur in March 2020, after the fulfilment of certain contractual conditions which are standard for transactions of this nature.

The Company will keep its shareholders and the market informed about any material development of the subject matter of this Notice of Market.

Rio de Janeiro, January 30, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer